UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                               HMN Financial, Inc.
---------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  40424G108000
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                                 (CUSIP Number)


                              Craig F. Miller, Esq.
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                            New York, New York 10004
                                  212-859-8108
---------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 5, 2001
---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 4024G109000           13D

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    James O. Pohlad

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

14  TYPE OF REPORTING PERSON*

    IN


    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 4024G108000           13D

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert C. Pohlad

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

14  TYPE OF REPORTING PERSON*

    IN


    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 4024G108000           13D

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William M. Pohlad

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

14  TYPE OF REPORTING PERSON*

    IN


    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 4024G108000           13D

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Texas Financial Bancorporation, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    MN

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

14  TYPE OF REPORTING PERSON*

    CO


    *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to the Schedule 13D filed on April 24, 1998, relates to shares of common stock, $0.01 par value (the "Common Stock"), of HMN Financial, Inc., a Delaware corporation (the "Issuer").



ITEM 1.   SECURITY AND ISSUER

          Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND

          Item 2(a), (b), and (c) are amended to read as follows;

          (a), (b) and (c). This statement is being filed by James O. Pohlad, Robert C. Pohlad, William M. Pohlad, each an individual and a United States citizen, with his business address at 60 South Sixth Street #3800, Minneapolis, MN 55402, and by Texas Financial Bancorporation, Inc., a Minnesota corporation ("Texas Financial") (each a "Reporting Person"), with its principal office located at 60 South Sixth Street, #3800, Minneapolis, MN 55402. James O. Pohlad's principal occupation is as Executive Vice President and Director of Marquette Bancshares, Inc. Robert
C. Pohlad is Vice Chairman and Chief Executive Officer of PepsiAmericas, Inc. (formerly Whitman Corporation), a Pepsi-Cola bottling company, which is located at 60 South Sixth Street, Suite 3880, Minneapolis, MN 55402. William M. Pohlad is principally employed as the President and Chief Executive Officer of the River Road Entertainment, LLC, a media production company located at 60 South Sixth Street, Suite 4050, Minneapolis, MN 55402. The principal business of Texas Financial is that of a bank holding company engaged, through subsidiaries, in the banking industry.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Unchanged.


ITEM 4.   PURPOSE OF TRANSACTION

          Unchanged.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is amended in its enitrety as follows;

          (a) James O. Pohlad, Robert C. Pohlad, William M. Pohlad and Texas Financial each owns 0 shares of Common Stock, which represents 0% of the outstanding shares of Common Stock. As a group, the Reporting Persons in the aggregate own 0 shares, which represents 0% of the outstanding shares of Common Stock.

          (b) Not Applicable.

          (c) On December 5, 2001, the Reporting Persons sold all 449,999 shares of Common Stock beneficially owned over the NASDAQ National Market for $15 per share of Common Stock. James O. Pohlad received $1,874,985 for his 124,999 shares of Common Stock, Robert C. Pohlad received $1,874,985 for his 124,999 shares of Common Stock, William M. Pohlad received $1,875,015 for his 125,001 shares of Common Stock, and Texas Financial received $1,125,000 for its 75,000 shares of Common Stock.

          (d) Not Applicable.

          (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Unchanged.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Unchanged.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 7, 2001

/s/ James O. Pohlad
---------------------------
Signature      James O. Pohlad



Date:  December 7, 2001

/s/ Robert C. Pohlad
---------------------------
Signature      Robert C. Pohlad



Date:  December 7, 2001

/s/ William M. Pohlad
---------------------------
Signature      William M. Pohlad



Date:  December 7, 2001

By:               /s/ Jay L. Kim
                  ----------------------
Name:             Jay l. Kim
Title:            Vice President

                                 SCHEDULE I
             DIRECTORS, EXECUTIVE OFFICERS AND SHAREHOLDERS OF
                    TEXAS FINANCIAL BANCORPORATION, INC.


          The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors, executive officer and shareholders of Texas Financial
Bancorporation, Inc. is set forth below.



Directors and Executive Officers:
--------------------------------

            NAME                  POSITION WITH TEXAS       PRESENT PRINCIPAL OCCUPATION AND            BUSINESS ADDRESS
                                       FINANCIAL                         ADDRESS

Christopher E. Clouser        Director                      Executive Vice President and       17777 Old Cutler Road
                                                            Chief Marketing Officer            Miami, FL  33157
                                                            Burger King Corporation
                                                            17777 Old Cutler Road
                                                            Miami, FL  33157

Albert J. Colianni, Jr.       Director, Executive Vice      Executive Vice President and       60 South Sixth Street # 3800
                              President and Chief           Chief Operating Officer            Minneapolis, MN  55402
                              Operating Officer             Marquette Bancshares, Inc.
                                                            60 South Sixth Street # 3800
                                                            Minneapolis, MN  55402

John H. Dasburg               Director                      President and Chief Executive      17777 Old Cutler Road
                                                            Officer                            Miami, FL  33157
                                                            Burger King Corporation
                                                            17777 Old Cutler Road
                                                            Miami, FL  33157

Stephen J. Hemsley            Director                      President and Chief Operating      9900 Bren Road East
                                                            Officer                            Minnetonka, MN  55343
                                                            UnitedHealth Group
                                                            9900 Bren Road East
                                                            Minnetonka, MN  55343

Thomas A. Herbst              Director and Executive Vice   Executive Vice President           60 South Sixth Street # 3800
                              President                     Marquette Bancshares, Inc.         Minneapolis, MN  55402
                                                            60 South Sixth Street # 3800
                                                            Minneapolis, MN  55402

Jay L. Kim                    Senior Vice President         Senior Vice President and          60 South Sixth Street # 3700
                                                            General Counsel                    Minneapolis, MN  55402
                                                            Marquette Bancshares, Inc.
                                                            60 South Sixth Street # 3700
                                                            Minneapolis, MN  55402

William P. McKnight           Senior Vice President         Senior Vice President              1650 West 82nd Street #800
                                                            Marquette Bancshares, Inc.         Bloomington, NM  55431
                                                            60 South Sixth Street # 3800
                                                            Minneapolis, MN  55402

Janice Ozzello Wilcox         Senior Vice President and     Senior Vice President and C.F.O.   60 South Sixth Street # 3800
                              Chief Financial Officer       Marquette Bancshares, Inc.         Minneapolis, MN  55402
                                                            60 South Sixth Street # 3800
                                                            Minneapolis, MN  55402

C.N. Papadopoulos, M.D.       Director                      President                          3939 Hartsdale Drive
                                                            Delta Troy, Inc.                   Houston, TX  77063
                                                            3939 Hartsdale Drive
                                                            Houston, TX  77063

Carl R. Pohlad                Director                      Director and President             60 South Sixth Street #3800
                                                            Marquette Bancshares, Inc.         Minneapolis, MN  55042
                                                            60 South Sixth Street #3800
                                                            Minneapolis, MN  55042

James O. Pohlad               Director and President        Director and Executive Vice        60 South Sixth Street # 3800
                                                            President                          Minneapolis, MN  55402
                                                            Marquette Bancshares, Inc.
                                                            60 South Sixth Street # 3800
                                                            Minneapolis, MN  55402


Shareholders:
------------

Carl R. Pohlad, Trustee of                                  Director and President             60 South Sixth Street # 3800
the Revocable Trust of Carl                                 Marquette Bancshares, Inc.         Minneapolis, MN  55402
R. Pohlad Created U/A dated                                 60 South Sixth Street # 3800
6/28/91, as Amended                                         Minneapolis, MN  55402

Eloise O. Pohlad, Trustee                                   Retired                            60 South Sixth Street # 3800
of the Revocable Trust of                                                                      Minneapolis, MN  55402
Eloise O. Pohlad U/A dated
6/28/91, as Amended

James O. Pohlad                                             See Schedule 13D

Robert C. Pohlad                                            See Schedule 13D

William M. Pohlad                                           See Schedule 13D
